Exhibit 99.1

For Immediate Release

TFI International to Hold Annual Meeting of Shareholders

Montreal, Quebec, April 18, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, reminds shareholders that it will hold an Annual Meeting on Thursday, April 25, 2024 at 1:30 p.m. (eastern time) at the Company’s head office in St-Laurent, Quebec, Canada. The meeting will be available by way of telephone conference call. The dial-in number for the meeting is 1-877-704-4453 or 1-201-389-0920. Shareholders are asked to participate in the meeting by telephone and to vote their shares prior to the meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern time) on Tuesday, April 23, 2024. Shareholders participating in the meeting by telephone will be able to ask questions but will not be able to vote. Attendance for the meeting at the Company’s head office will be strictly limited to the Company’s registered shareholders and duly-appointed proxyholders.

The management proxy circular and related documents for the Annual Meeting are available on the Company’s website at www.tfiintl.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All shareholders are reminded to review the materials before voting.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com/.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com